Alston&Bird LLP
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Margaret A. Sheehan

February 1, 2010

VIA EDGAR

Laura Solomon
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4041

Re:	Withdrawal of Tatum LLC and TIP Partners, LLC’s Application for an Order under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended File Number 813-00328

Dear Ms. Solomon:

On April 27, 2009, Tatum, LLC and TIP Partners, LLC (the “Applicants”) filed an application (the “Application”) with the Securities and Exchange Commission (the "Commission") for an order under Sections 6(b) and 6(e) of the Investment Company Act of 1940 (the “Act”) for an exemption from all provisions of the Act. The Application was assigned File No. 813-00328. On behalf of the Applicants, I hereby respectfully request that the Application be withdrawn and that the Commission take no further action with respect thereto.

Please contact the undersigned at the above-referenced number with any questions regarding this matter.

Sincerely,

/s/Margaret A. Sheehan

Margaret A. Sheehan

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